SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

ZOOM TELEPHONICS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98978K107

(CUSIP Number)

Joshua S. Horowitz

Palm Management (US) LLC

19 West Elm Street

Greenwich, CT 06830

(203) 302-7000

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978K107	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Palm Management (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,640
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,191,640
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 98978K107	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Palm Global Small Cap Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,640
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,191,640
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 98978K107	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Bradley C. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,640
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,191,640
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98978K107	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Joshua S. Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,286
	8	SHARED VOTING POWER 1,191,640
	9	SOLE DISPOSITIVE POWER 7,286
	10	SHARED DISPOSITIVE POWER 1,191,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,198,926
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98978K107	13D	Page 6 of 9 Pages

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Zoom Telephonics, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 225 Franklin Street, Boston, Massachusetts 02110.

Item 2.	Identity and Background.

This Statement is filed by (i) Palm Global Small Cap Master Fund LP, a Cayman Islands exempted limited partnership (“Palm Global”), (ii) Palm Management (US) LLC, a Delaware limited liability company, (iii) Mr. Bradley C. Palmer, and (iv) Mr. Joshua S. Horowitz.

The foregoing entities and persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of Palm Global is serving as a private investment fund. The principal business of Palm Management (US) LLC is to provide investment management services, including to Palm Global. The principal occupation of Mr. Palmer is serving as a principal of Palm Management (US) LLC. The principal occupation of Mr. Horowitz is serving as a portfolio manager at Palm Management (US) LLC. Each of Messrs. Palmer and Horowitz is a U.S. citizen.

The business address of each of the Reporting Persons is c/o Palm Management (US) LLC, 19 West Elm Street, Greenwich, Connecticut 06830.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately $1,685,869. The source of funds was working capital of Palm Global or Mr. Horowitz’s personal funds, as applicable.

Item 4.	Purpose of Transaction.

On May 27, 2020 (the “Closing Date”), Palm Global purchased from the Company, in a private placement, 822,368 shares of Common Stock at a price per share of $1.52 for an aggregate purchase price of $1,250,000 (the “Private Placement”). The purchase was effected pursuant to the terms and conditions of a stock purchase agreement, dated May 26, 2020 (the “Stock Purchase Agreement”), entered into by and among the Company, Palm Global and other investors participating in the Private Placement.

CUSIP No. 98978K107	13D	Page 7 of 9 Pages

Pursuant to the Stock Purchase Agreement, effective as of the Closing Date, the Company appointed Joshua S. Horowitz to its board of directors (the “Board”). Pursuant to the Stock Purchase Agreement, Palm Global has the right to designate Mr. Horowitz or another designee to the Board for five years after the date of the Stock Purchase Agreement as long as Palm Global holds at least 5% of the outstanding shares of Common Stock (as calculated for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended).

Palm Global agreed to a standstill for a period ending no later than (i) five years after the date of the Stock Purchase Agreement or (ii) two years after Palm Global’s designee no longer serves on the Board, whichever occurs earlier. Palm Global also agreed to a lock-up, which imposes limitations on the sale or other disposition of Common Stock purchased by Palm Global pursuant to the Stock Purchase Agreement for a period of six months.

During the six-month lock-up period, Palm Global has the right, but not an obligation, based on its percentage equity ownership (on a fully diluted basis) of Common Stock to participate in the Company’s subsequent private equity and convertible debt financings for cash consideration of $500,000 or greater, if any.

The Company agreed to register for resale the shares of Common Stock purchased by Palm Global.

The Stock Purchase Agreement contains various other terms and provisions. The Stock Purchase Agreement is listed as Exhibit 99.1 to this Statement and is hereby incorporated herein by reference. The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as described in this Statement or as may be proposed by Mr. Horowitz in his capacity as a director of the Company, or by such Board with Mr. Horowitz’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,198,926 shares of Common Stock, which represents approximately 5.1% of the Company’s outstanding shares of Common Stock.

Palm Global directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Horowitz directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly holds any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 21,434,328 shares of Common Stock reported by the Company as outstanding as of May 14, 2020 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2020, plus the 2,237,103 shares of Common Stock sold pursuant to the Stock Purchase Agreement, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2020.

CUSIP No. 98978K107	13D	Page 8 of 9 Pages

Palm Management (US) LLC, as the investment manager of Palm Global, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Due to his position with Palm Management (US) LLC, Mr. Palmer may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Due to his positions with Palm Global and Palm Management (US) LLC, Mr. Horowitz may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Palm Management (US) LLC, Mr. Palmer and Mr. Horowitz expressly disclaim such beneficial ownership except to the extent of their pecuniary interest therein.

(b) Palm Global beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Palm Management (US) LLC, as the investment manager of Palm Global, has the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global. Mr. Palmer, as the sole member of Palm Management (US) LLC, and Mr. Horowitz, due to his positions with Palm Management (US) LLC and as the director of the general partner of Palm Global, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global.

Mr. Horowitz has the sole power to direct the voting and disposition of the shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement.

(c) On the Closing Date, Palm Global purchased from the Company 822,368 shares of Common Stock at a price per share of $1.52 for an aggregate purchase price of $1,250,000. Other than this Private Placement, no transactions have been effected by the Reporting Persons in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 and Item 5(c) above is incorporated herein by reference.

Palm Global purchased 136,364 shares of Common Stock from the Company at a price per share of $1.10 in a private placement that closed on May 3, 2019, pursuant to a stock purchase agreement, which is listed as Exhibit 99.2 to this Statement and is hereby incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Stock Purchase Agreement, dated May 26, 2020, by and among Zoom Telephonics, Inc. and the investors party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2020).
99.2	Stock Purchase Agreement, dated May 3, 2019, by and among Zoom Telephonics, Inc. and the investors party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2019).

CUSIP No. 98978K107	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: May 27, 2020

PALM MANAGEMENT (US) LLC

/s/ Joshua S. Horowitz
Joshua S. Horowitz Portfolio Manager

PALM GLOBAL SMALL CAP MASTER FUND LP

By Palm Global Small Cap Fund GP Ltd., its general partner

/s/ Joshua S. Horowitz
Joshua S. Horowitz Director

/s/ Bradley C. Palmer
BRADLEY C. PALMER

/s/ Joshua S. Horowitz
JOSHUA S. HOROWITZ